Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, August 13, 2026

Sirs.

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference: Communication of Material Event

In accordance with Article 30 of the Single Ordered Text of the Securities Market Law and the Regulations on Material Events and Reserved Information approved by Resolution SMV No. 005-2014-SMV/01, we hereby inform you of the following:

Today, the Superintendency of the Securities Market informed us that the Selection Committee for the Valuation Entity and Price Determination declared void the first call for the “Selection Process of the valuation entity responsible for determining the minimum price to be considered by Holcim Ltd. in the Tender Offer for the common shares issued by Cementos Pacasmayo S.A.A.”, pursuant to Section VII of the Rules of the Selection Process.

With no further business to discuss, we remain sincerely yours.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Representante Bursátil